UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2020 RESULTS

•	Revenue Increases 25.2% in 1Q20 Compared to 1Q19, Up 0.3% Compared to 4Q19

•	Gross Profit Increases 90.1% in 1Q20 Compared to 1Q19, Up 0.3% Compared to 4Q19

•	Net Earnings Increase 263% in 1Q20 Compared to 1Q19, Up 34.2% Compared to 4Q19

•	Overall Utilization Rate Improves to 79% in 1Q20 Compared to 70% in 1Q19 and 76% in 4Q19

Hsinchu, Taiwan – 5/6/2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.25 against US$1.00 as of March 31, 2020.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2020 was NT$5,586.8 million or US$184.7 million, an increase of 0.3% from NT$5,571.5 million or US$184.2 million in the fourth quarter of 2019 and an increase of 25.2% from NT$4,462.0 million or US$147.5 million for the same period in 2019. The first quarter of 2020 revenue level represents a five year high for the Company.

Net profit attributable to equity holders of the Company for the first quarter of 2020 was NT$712.7 million or US$23.6 million, and NT$0.98 or US$0.03 per basic common share, as compared to NT$530.0 million or US$17.5 million, and NT$0.73 or US$0.02 per basic common share in the fourth quarter of 2019, and NT$193.7 million or US$6.4 million, and NT$0.27 or US$0.01 per basic common share in the first quarter of 2019. Net earnings for the first quarter of 2020 were US$0.65 per basic ADS, compared to US$0.48 per basic ADS for the fourth quarter of 2019 and US$0.18 per basic ADS in the first quarter of 2019.

S.J. Cheng, Chairman and President of ChipMOS, said, “First quarter 2020 revenue increased 25.2% over 1Q19 and was up 0.3% over 4Q19 compared to the seasonal industry decline from Q4 to Q1 due to fewer working days. We are benefitting from DRAM, NOR flash and 8”COF demand growth from 5G buildouts and higher work and school from home demand. Our continued focus on driving profitable segments of our business helped us significantly increase gross margin to 22.7% compared to 15.0% in 1Q19, while flattish with 4Q19 despite fewer working days due to Chinese New Year closures and the COVID-19 virus. We implemented comprehensive measures to ensure the health and safety of our employees as we followed guidelines and regulations provided by The Taiwan Centers for Disease Controls (CDC) and other regulatory agencies. As a result of our efforts, we were able to restart all manufacturing facilities on schedule after the planned New Year’s Holiday closure with no additional delays or disruptions. We have worked closely with our customers and supply chain, allowing us to maintain full inventory levels to ensure uninterrupted service to customers. This helped us increase our overall utilization level to 79% in 1Q20 from 70% in 1Q19 and 76% in 4Q19, with major utilization gains in both our Assembly and Bumping production lines.”

Silvia Su, Vice President of Finance and Accounting, commented, “We improved all major financial metrics in the first quarter as we continue to focus on profitability and cash generation. CapEx was US$37.6 million in the first quarter down from US$56.3 million in 4Q19. The majority of CapEx was invested in expanding our DDIC capacity to meet existing customer demand levels for higher OLED wafer test capacity. We are lowering our CapEx investments where possible as we focus on improvements through automation, while maintaining a strong financial position and liquidity in order to maintain our leading market position in the uncertain market. Actions we previously took to reduce our operating expenses, while increasing our cash balance and liquidity, will allow us to fully support customers and maintain our long-term growth strategy.”

Selected Operations Data

	Q1’20		Q4’19
Revenue by segment
Testing		21.8%		20.8%
Assembly		25.9%		27.2%
LCD Driver		31.6%		31.8%
Bumping		20.7%		20.2%

CapEx	US$	37.6 million	US$	56.3 million
Testing		34.7%		16.7%
Assembly		9.0%		15.5%
LCD Driver		46.2%		59.2%
Bumping		10.1%		8.6%

Depreciation and amortization expenses	US$	33.2 million	US$	31.7 million

Utilization by segment
Testing		77%		77%
Assembly		81%		81%
LCD Driver		75%		70%
Bumping		83%		75%
Overall		79%		76%

	Period ended Mar. 31, 2020	Period ended Mar. 31, 2019
Condensed consolidated statements of cash flows	US$ million	US$ million
Net cash generated from (used in) operating activities	24.2	56.3
Net cash generated from (used in) investing activities	(47.4)	(51.7)
Net cash generated from (used in) financing activities	115.9	9.5
Net increase (decrease) in cash and cash equivalents	92.7	14.1
Effect of exchange rate changes on cash	0.1	0.0
Cash and cash equivalents at beginning of period	155.5	153.5
Cash and cash equivalents at end of period	248.3	167.6

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Wednesday, May 6, 2020 to discuss the Company’s financial results for the first quarter of 2020.

1.	Date: Wednesday, May 6, 2020

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 422672 #

Replay Starting 2 Hours After Live Call Ends

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2020Q1_ch.html

Language: Mandarin

2.	Date: Wednesday, May 6, 2020

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-323-794-2093

Password: 2737399

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 2737399

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2020Q1_en.html

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2020, Dec. 31, and Mar. 31, 2019

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
	USD	USD	USD
Revenue	184.7	184.2	147.5
Cost of revenue	(142.7)	(142.3)	(125.4)

Gross profit	42.0	41.9	22.1

Research and development expenses	(8.5)	(8.4)	(7.8)
Sales and marketing expenses	(0.5)	(0.5)	(0.4)
General and administrative expenses	(4.1)	(4.1)	(3.7)
Other income (expenses), net	0.8	0.8	0.3

Operating profit	29.7	29.7	10.5

Non-operating income (expenses), net	(0.1)	(7.4)	(2.1)

Profit before tax	29.6	22.3	8.4

Income tax expense	(6.0)	(4.8)	(2.0)

Profit for the period	23.6	17.5	6.4

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(0.9)	(1.2)	2.2
Profit (loss) on remeasurements of defined benefit plans	—	0.7	—
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(0.9)	(0.6)	(1.0)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.2)	0.1	0.1
Income tax effect	0.2	(0.0)	0.2

Total other comprehensive income (loss)	(1.8)	(1.0)	1.5

Total comprehensive income	21.8	16.5	7.9

Profit attributable to the Company – basic	23.6	17.5	6.4

Earnings per share attributable to the Company – basic	0.03	0.02	0.01

Earnings per ADS equivalent – basic	0.65	0.48	0.18

Weighted average shares outstanding (in thousands) – basic	727,240	727,240	726,925

Profit attributable to the Company – diluted	23.6	17.5	6.4

Earnings per share attributable to the Company – diluted	0.03	0.02	0.01

Earnings per ADS equivalent – diluted	0.64	0.48	0.18

Weighted average shares outstanding (in thousands) – diluted	731,001	729,443	728,302

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.25 against US$1.00 as of Mar. 31, 2020. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2020, Dec. 31, and Mar. 31, 2019

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
	NTD	NTD	NTD
Revenue	5,586.8	5,571.5	4,462.0
Cost of revenue	(4,316.1)	(4,304.6)	(3,793.7)

Gross profit	1,270.7	1,266.9	668.3

Research and development expenses	(257.7)	(254.0)	(236.7)
Sales and marketing expenses	(13.2)	(15.3)	(11.6)
General and administrative expenses	(125.0)	(122.7)	(112.2)
Other income (expenses), net	25.3	25.7	10.4

Operating profit	900.1	900.6	318.2

Non-operating income (expenses), net	(4.3)	(224.7)	(64.3)

Profit before tax	895.8	675.9	253.9

Income tax expense	(183.1)	(145.9)	(60.2)

Profit for the period	712.7	530.0	193.7

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(27.4)	(34.9)	68.1
Profit (loss) on remeasurements of defined benefit plans	—	20.9	—
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(25.8)	(17.0)	(31.5)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(5.4)	2.1	1.9
Income tax effect	5.1	(0.8)	6.3

Total other comprehensive income (loss)	(53.5)	(29.7)	44.8

Total comprehensive income	659.2	500.3	238.5

Profit attributable to the Company – basic	712.7	530.0	193.7

Earnings per share attributable to the Company – basic	0.98	0.73	0.27

Earnings per ADS equivalent – basic	19.60	14.58	5.33

Weighted average shares outstanding (in thousands) – basic	727,240	727,240	726,925

Profit attributable to the Company – diluted	712.7	530.0	193.7

Earnings per share attributable to the Company – diluted	0.97	0.73	0.27

Earnings per ADS equivalent – diluted	19.50	14.53	5.32

Weighted average shares outstanding (in thousands) – diluted	731,001	729,443	728,302

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2020, Dec. 31, and Mar. 31, 2019

Figures in Millions of U.S. dollars (USD) (1)

	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
ASSETS	USD	USD	USD
Current assets
Cash and cash equivalents	248.3	155.5	167.6
Current financial assets at fair value through profit or loss	5.0	—	—
Current financial assets at amortized cost	5.6	5.6	5.7
Accounts and notes receivable, net	156.1	147.3	135.5
Inventories	76.7	58.4	55.1
Other current assets	22.1	22.0	20.2

Total current assets	513.8	388.8	384.1

Non-current assets
Non-current financial assets at fair value through profit or loss	0.4	0.4	0.4
Non-current financial assets at fair value through other comprehensive income	3.2	4.0	4.7
Non-current financial assets at amortized cost	2.3	2.3	3.3
Investments accounted for using equity method	110.3	112.2	128.4
Property, plant & equipment	599.1	594.4	546.3
Right-of-use assets	26.5	22.7	29.4
Other non-current assets	8.3	9.3	11.6

Total non-current assets	750.1	745.3	724.1

Total assets	1,263.9	1,134.1	1,108.2

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	—	9.9
Accounts payable and payables to contractors and equipment suppliers	45.8	59.3	41.5
Current lease liabilities	1.9	0.8	1.3
Long-term bank loans, current portion	24.7	24.8	24.8
Other current liabilities	76.7	77.2	72.1

Total current liabilities	149.1	162.1	149.6

Non-current liabilities
Long-term bank loans	390.6	274.1	299.0
Non-current lease liabilities	24.9	22.1	27.6
Other non-current liabilities	27.9	26.2	26.7

Total non-current liabilities	443.4	322.4	353.3

Total liabilities	592.5	484.5	502.9

EQUITY
Capital stock – common stock	240.4	240.4	248.9
Capital surplus	200.3	200.3	207.6
Retained earnings	233.1	209.6	175.1
Other equity interest	(2.4)	(0.7)	5.5
Treasury stock	—	—	(31.8)

Equity attributable to equity holders of the Company	671.4	649.6	605.3

Total equity	671.4	649.6	605.3

Total liabilities and equity	1,263.9	1,134.1	1,108.2

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.25 against US$1.00 as of Mar. 31, 2020. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2020, Dec. 31, and Mar. 31, 2019

Figures in Millions of NT dollars (NTD)

	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	7,512.2	4,704.1	5,069.0
Current financial assets at fair value through profit or loss	150.0	—	—
Current financial assets at amortized cost	170.5	169.0	171.2
Accounts and notes receivable, net	4,721.4	4,454.7	4,099.9
Inventories	2,318.9	1,767.7	1,667.0
Other current assets	670.1	666.9	612.3

Total current assets	15,543.1	11,762.4	11,619.4

Non-current assets
Non-current financial assets at fair value through profit or loss	10.9	11.0	11.7
Non-current financial assets at fair value through other comprehensive income	96.0	121.8	142.8
Non-current financial assets at amortized cost	68.5	68.5	99.2
Investments accounted for using equity method	3,338.3	3,392.9	3,884.5
Property, plant & equipment	18,122.9	17,979.4	16,524.7
Right-of-use assets	802.4	687.1	888.9
Other non-current assets	252.0	282.8	352.5

Total non-current assets	22,691.0	22,543.5	21,904.3

Total assets	38,234.1	34,305.9	33,523.7

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	—	300.0
Accounts payable and payables to contractors and equipment suppliers	1,386.4	1,792.3	1,256.2
Current lease liabilities	56.6	24.6	40.2
Long-term bank loans, current portion	748.1	748.4	748.1
Other current liabilities	2,319.7	2,336.4	2,180.8

Total current liabilities	4,510.8	4,901.7	4,525.3

Non-current liabilities
Long-term bank loans	11,815.3	8,293.2	9,044.3
Non-current lease liabilities	753.1	668.4	835.0
Other non-current liabilities	844.4	791.4	808.8

Total non-current liabilities	13,412.8	9,753.0	10,688.1

Total liabilities	17,923.6	14,654.7	15,213.4

EQUITY
Capital stock – common stock	7,272.4	7,272.4	7,528.3
Capital surplus	6,059.6	6,059.6	6,280.7
Retained earnings	7,051.7	6,339.0	5,298.3
Other equity interest	(73.2)	(19.8)	165.5
Treasury stock	—	—	(962.5)

Equity attributable to equity holders of the Company	20,310.5	19,651.2	18,310.3

Total equity	20,310.5	19,651.2	18,310.3

Total liabilities and equity	38,234.1	34,305.9	33,523.7

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
	USD	USD	USD
Operating profit	29.7	29.7	10.5
Add: Depreciation	33.2	31.7	29.7
Interest income	0.4	0.5	0.5
Less: Capital expenditures	(37.6)	(56.3)	(20.8)
Interest expense	(1.4)	(1.4)	(1.4)
Income tax expense	(6.0)	(4.8)	(2.0)

Non-GAAP free cash flow	18.3	(0.6)	16.5

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
	USD	USD	USD
Operating profit	29.7	29.7	10.5
Add: Depreciation	33.2	31.7	29.7

Non-GAAP EBITDA	62.9	61.4	40.2

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019
	USD	USD	USD
Short-term bank loans	—	—	9.9
Long-term bank loans (including current portion)	415.3	298.9	323.8
Lease liabilities (including current portion)	26.8	22.9	28.9
Less: Cash and cash equivalents	(248.3)	(155.5)	(167.6)
Current financial assets at fair value through profit or loss	(5.0)	—	—

Net debt	188.8	166.3	195.0

Equity attributable to equity holders of the Company	671.4	649.6	605.3

Net debt to equity ratio	28.1%	25.6%	32.2%